Exhibit 99.4

PROVISIONS ATTACHING TO
FIXED-TO-FIXED PREFERRED SHARES, SERIES H OF
ALGONQUIN POWER & UTILITIES CORP.
                 (the “Corporation”)

The eighth series of preferred shares, designated as Preferred Shares, Series H (the “Preferred Shares, Series H”), shall consist of such number of shares as are required to be issued by the Corporation upon the occurrence of an Automatic Conversion Event (as defined below) and which, in addition and subject to the rights, privileges, restrictions and conditions attaching to the preferred shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions.

1.	DEFINITION OF TERMS

The following definitions are relevant to the Preferred Shares, Series H:

“Act” means the Canada Business Corporations Act;

“Automatic Conversion Event” means an event giving rise to an automatic conversion of Notes — Series 2022-A, without the consent of the holders of such notes and pursuant to the terms and conditions of the Indenture, into Preferred Shares, Series H, and specifically, meaning the occurrence of any one of the following: (i) the making by the Corporation of a general assignment for the benefit of its creditors or a proposal (or the filing of a notice of its intention to do so) under the Bankruptcy and Insolvency Act (Canada); (ii) any proceeding instituted by the Corporation seeking to adjudicate it as bankrupt (including any voluntary assignment in bankruptcy) or insolvent or, where the Corporation is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Corporation or any substantial part of its property and assets in circumstances where the Corporation is adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent; (iii) a receiver, interim receiver, trustee or other similar official is appointed over the Corporation or for any substantial part of its property and assets by a court of competent jurisdiction in circumstances where the Corporation is adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent under any law relating to bankruptcy or insolvency in Canada; or (iv) any proceeding is instituted against the Corporation seeking to adjudicate it as bankrupt (including any voluntary assignment in bankruptcy) or insolvent, or where the Corporation is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Corporation or any substantial part of its property and assets in circumstances where the Corporation is adjudged as bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada, and either such proceeding has not been stayed or dismissed within sixty (60) days of the institution of any such proceeding or the actions sought in such proceedings occur (including the entry of an order for relief against the Corporation or the appointment of a receiver, interim receiver, trustee, or other similar official for it or for any substantial part of its property and assets);

“Board of Directors” means the board of directors of the Corporation;

“Business Day” means a day other than a Saturday or Sunday or civic holiday on which chartered banks are open for business in the City of Toronto, Ontario;

“Common Shares” means the common shares of the Corporation;

“Dividend Payment” means dividends payable on a Dividend Payment Date;

“Dividend Payment Date” means January 18 and July 18 of each year during which any Preferred Shares, Series H are issued and outstanding;

“Indenture” means the Indenture, to be dated on or about January 18, 2022, between the Corporation, and TSX Trust Company, as trustee (the “Trustee”) as supplemented by the First Supplemental Indenture, to be dated on or about January 18, 2022, between the Corporation and the Trustee;

“ITA” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time, and any successor or replacement provision of similar effect;

“Notes — Series 2022-A” means the 5.250% Fixed-to-Fixed Reset Rate Junior Subordinated Notes — Series 2022-A due January 18, 2082 of the Corporation;

“Perpetual Preferred Share Rate” means the dividend rate payable on the Preferred Shares, Series H from time to time, being the same rate as the interest rate which would have accrued on the Notes — Series 2022-A at any such time if such notes had not been automatically converted into Preferred Shares, Series H upon an Automatic Conversion Event, and had remained outstanding; and

“Preferred Shares” means the preferred shares of the Corporation, issuable in series;

All dollar amounts are in Canadian dollars.

2.	ISSUE PRICE

The issue price of each of the Preferred Shares, Series H will be $1,000.00.

3.	DIVIDENDS

Holders of Preferred Shares, Series H will be entitled to receive and the Corporation shall pay thereon, cumulative preferential cash dividends, if, as and when declared by the Board of Directors, subject to the Act, at the Perpetual Preferred Share Rate, payable on each Dividend Payment Date, subject to any applicable withholding tax.

The dividends on Preferred Shares, Series H will accrue (but not compound) on a daily basis. If, on any Dividend Payment Date, the dividends accrued to such date are not paid in full on all of the Preferred Shares, Series H then issued and outstanding, such dividends, or the unpaid portion thereof, shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation will have sufficient funds properly available, under the provisions of applicable law and under the provisions of any trust indenture governing bonds, debentures or other securities of the Corporation, for the payment of such dividends.

Any dividends declared on the Preferred Shares, Series H will (except in case of redemption in which case payment of dividends will be made upon surrender of the certificates representing the Preferred Shares, Series H to be redeemed or except as otherwise provided with the consent of a registered holder of Preferred Shares, Series H) be paid by electronic funds transfer or by cheque of or on behalf of the Corporation in the lawful money of Canada (less any tax required to be withheld or deducted) and payment thereof shall satisfy such dividends. Each dividend on the Preferred Shares, Series H shall be paid to the registered holders appearing on the Corporation’s registers at the close of business on the first day of the month, whether or not a Business Day, during which a Dividend Payment Date falls.

The Corporation shall elect, in the manner and within the time provided under section 191.2 of the ITA, or any successor or replacement provision of similar effect, and take all other necessary action under the ITA, to pay tax at a rate such that no holder of Preferred Shares, Series H will be required to pay tax under section 187.2 of Part IV.1 of the ITA or any successor or replacement provision of similar effect on dividends received on the Preferred Shares, Series H. Nothing in this paragraph shall prevent the Corporation from entering into an agreement with a taxable Canadian corporation with which it is related to transfer all or a portion of the Corporation’s liability for tax under section 191.1 of the ITA to that taxable Canadian corporation in accordance with the provisions of section 191.3 of the ITA.

4.	VOTING RIGHTS

Except as otherwise required by law or in the conditions attaching to the Preferred Shares as a class, the holders of Preferred Shares, Series H shall not be entitled to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation, unless and until the Corporation has failed to pay, in aggregate, four Dividend Payments on the Preferred Shares, Series H, in accordance with the terms hereof, regardless of whether (i) the failures to make such Dividend Payments were consecutive, (ii) such dividends were declared or (iii) there were any monies of the Corporation properly applicable to the payment of such dividends. In the event of such non-payment, and only for so long as any such dividends remain in arrears, the holders of the Preferred Shares, Series H shall be entitled to receive notice of all meetings of shareholders of the Corporation and to attend thereat (other than a separate meeting of the holders of another series or class of shares), and shall at any such meeting be entitled to vote together with all of the voting shares of the Corporation (except when the vote of the holders of shares of any other class or series is to be taken separately and as a class or series) on the basis of four one-hundredths of a vote in respect of each $1.00 of the issue price of each Preferred Share, Series H held by such holder.

In connection with any action to be taken by the Corporation which requires the approval of the holders of the Preferred Shares, Series H voting as a series or as part of the class of Preferred Shares, each $1.00 of the issue price of each such Preferred Share, Series H will entitle the holder thereto to four one-hundredths of a vote.

5.	REDEMPTION

The Preferred Shares, Series H will not be redeemable by the Corporation on or prior to October 18, 2031. After that date, but subject to the Act and the provisions described below under Article 8, the Corporation may redeem at any time all, or from time to time any part, of the then-outstanding Preferred Shares, Series H, at the Corporation’s option without the consent of the holders, by the payment of an amount in cash for each such share so redeemed of $1,000.00 together with all accrued and unpaid dividends up to but excluding the date fixed for redemption, subject to any applicable withholding tax.

Where a part only of the then-outstanding Preferred Shares, Series H is at any time to be redeemed, the Preferred Shares, Series H to be redeemed will be redeemed pro rata, disregarding fractions or in such other manner as the Board of Directors determines.

Written notice of any redemption will be given by the Corporation to registered holders of Preferred Shares, Series H at least thirty (30) and not more than sixty (60) days prior to the redemption date. The notice of redemption must include the redemption price, the place at which the redemption price is to be paid, and the redemption date, and, if less than all of the Preferred Shares, Series H are to be redeemed, the number of shares to be redeemed. On or before the redemption date, the Corporation shall deposit the redemption price of the shares to be redeemed with the transfer agent and registrar for the Preferred Shares, Series H, less any applicable withholding tax, to be paid without interest to or to the order of the registered holders of such shares upon presentation and surrender to the transfer agent and registrar of the certificates representing the shares. Such deposit shall be deemed to be payment to holders of the Preferred Shares, Series H and shall satisfy and discharge all liability for the redemption price for the shares to be redeemed. Provided such deposit has been made, the shares called for redemption shall, on the redemption date, be and be deemed to be redeemed and no longer outstanding. If only a portion of the shares represented by any certificate are to be redeemed, the Corporation, at its sole expense, shall cause a new certificate for the remaining portion of shares to be issued and delivered to the holder of such shares. Provided the redemption price is deposited, the shares called for redemption shall from and after the redemption date cease to be entitled to dividends, and holders shall not be entitled to exercise any of the other rights of shareholders in respect thereof, and their rights shall be limited to receiving, without interest, their proportionate part of the total redemption price deposited against presentation and surrender of the certificates held by them respectively. If the redemption price is not deposited, the rights of holders of the shares called for redemption shall remain unaffected.

6.	PURCHASE FOR CANCELLATION

Subject to the provisions described below under Article 8, on or after October 18, 2031, the Corporation may at any time and from time to time purchase for cancellation any outstanding Preferred Shares, Series H in the open market, by tender or private contract, at any price, subject to any applicable withholding tax. Any such Preferred Shares, Series H purchased by the Corporation shall be cancelled and shall not be reissued.

In the case of any purchase of shares by tender, the Corporation shall give notice of its intention to invite tenders to all holders of the Preferred Shares, Series H by forwarding by prepaid post or delivering the same to each registered holder at their address as it appears on the books of the Corporation or, failing such address, then to the last known address of such shareholder and, if two or more tenders of shares at the same price be received, which shares when added to any shares already tendered at a lower price or prices aggregate more than the number of shares to be purchased at such time, the Corporation shall prorate as nearly as possible (disregarding fractions) among the holders of Preferred Shares, Series H submitting such tenders at the same price the number of shares necessary to complete the number of shares to be purchased at such time.

7.	RIGHTS ON LIQUIDATION

In the event of the liquidation, dissolution or winding-up of the Corporation, holders of the Preferred Shares, Series H shall be entitled to receive $1,000.00 per share (less any amount that may have been returned to holders as a return of capital), together with all accrued and unpaid dividends up to but excluding the date of payment, subject to any applicable withholding tax, before any amount shall be paid or any assets of the Corporation distributed to the holders of Common Shares or any other shares ranking junior to the Preferred Shares, Series H. Upon payment to the registered holders of the Preferred Shares, Series H of the amount payable to them pursuant to this Article 7, holders thereof shall not be entitled to share in any further distribution of the property or assets of the Corporation.

8.	RESTRICTIONS ON DIVIDENDS AND RETIREMENT OF SHARES

So long as any of the Preferred Shares, Series H are outstanding, the Corporation shall not, without the approval of the holders of the Preferred Shares, Series H given in the manner specified under Article 11 below:

(a)	declare any dividend on the Common Shares or any other shares ranking junior to the Preferred Shares, Series H (other than stock dividends on shares ranking junior to the Preferred Shares, Series H);

(b)
redeem, purchase or otherwise retire any Common Shares or any other shares ranking junior to the Preferred Shares, Series H (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Preferred Shares, Series H); or

(c)
redeem, purchase or otherwise retire: (i) less than all the Preferred Shares, Series H; or (ii) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation, any other shares ranking on a parity with the Preferred Shares, Series H, unless, in each case, all dividends on the Preferred Shares, Series H and on all other shares ranking prior to or on a parity with the Preferred Shares, Series H, have been declared and paid or set apart for payment.

9.	ISSUE OF ADDITIONAL SERIES OF PREFERRED SHARES

The Corporation may issue other series of preferred shares ranking on a parity with the Preferred Shares, Series H without the authorization of the holders of the Preferred Shares, Series H as a series provided that at the date of such issuance all cumulative dividends up to and including the Dividend Payment Date for the last completed period for which dividends shall be payable shall have been declared and paid or set aside for payment in respect of the Preferred Shares, Series H.

10.	AMENDMENTS TO PREFERRED SHARES, SERIES H

The Corporation will not, without the approval of holders of the Preferred Shares, Series H or, if applicable, of the Notes-Series 2022-A given as provided in Article 11 below, delete or vary any rights, privileges, restrictions and conditions attaching to the Preferred Shares, Series H.

11.	APPROVALS

The approval of any amendments to the rights, privileges, restrictions and conditions attaching to the Preferred Shares, Series H may be given by a resolution carried by the affirmative vote of not less than 66⅔% of the votes cast at a meeting of holders of Preferred Shares, Series H at which at least a majority of the outstanding Preferred Shares, Series H is represented or, if no quorum is present at such meeting, at a meeting following such adjourned meeting at which no quorum would apply. At any meeting of holders of Preferred Shares, Series H as a series, each such holder shall be entitled to one vote for each Preferred Share, Series H held. For so long as the Notes-Series 2022-A are outstanding, no amendment will be made to the rights, privileges, restrictions and conditions of the Preferred Shares, Series H (other than any amendments relating to the preferred shares of the Corporation as a class) without the prior approval of the holders of not less than a majority of the aggregate principal amount of the Notes-Series 2022-A then outstanding.

12.	BOOK-ENTRY ONLY ISSUE

Unless the Corporation directs otherwise, the Preferred Shares, Series H shall be issued and held under the “book-entry only” system and shall be represented by a single fully-registered permanent global share certificate.

13.	BUSINESS DAYS

If any action is required to be taken by the Corporation on a day that is not a Business Day, then such action will be taken on the next succeeding day that is a Business Day.

14.	FRACTIONAL SHARES

The Preferred Shares, Series H may be issued in whole or in fractional shares. Each fractional Preferred Share, Series H shall carry and be subject to the rights, privileges, restrictions and conditions (including voting rights and dividend rights) of the Preferred Shares, Series H in proportion to the applicable fractions.